UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14F-1

              INFORMATION STATEMENT FILED PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            AND RULE 14F-1 THEREUNDER


                             ITP ENERGY CORPORATION
             (Exact name of registrant as specified in its charter)

            NEVADA                                               98-0438201
  (State or other jurisdiction                                (I.R.S. Employer
of incorporation or organization)                            Identification No.)

                   Via Federico Zuccari, 4, Rome, Italy 00153
               (Address of principal executive offices) (Zip code)

                               + 39 (06) 5728 8176
              (Registrant's telephone number, including area code)

           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

                                ****************

NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS SCHEDULE 14F. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

                                *****************

                             ITP ENERGY CORPORATION
                   Via Federico Zuccari, 4, Rome, Italy 00153

        INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

            NOTICE OF CHANGE OF COMPOSITION OF THE BOARD OF DIRECTORS

                                   May 5, 2011

As used in this Information Statement on Schedule 14f-1 (the "INFORMATION STATEMENT"), the terms "we", "us", and "our" refer to ITP Energy Corporation, a Nevada corporation. All references to currency are stated in United States dollars unless otherwise indicated.

This Information Statement is being furnished to holders of record of the common stock of our company, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), and Rule 14f-1 promulgated under the Exchange Act.

This Information Statement is being mailed on or about May 5, 2011, by our company to the holders of record of shares of our common stock as of the close of business on May 5, 2011. On the tenth (10th) day after this Information Statement has been mailed to the stockholders, the director designee named herein will be appointed to the board of directors and Charles El-Moussa will resign as a director (the "EFFECTIVE DATE").

We entered into a share exchange agreement (the "SHARE EXCHANGE AGREEMENT") dated as of December 22, 2010, as amended March 25, 2011, with ITP Oil & Gas International S.A. ("ITP-LUX") and Orange Capital Corp., pursuant to which on the closing of such transaction, we acquired 100% of the issued and outstanding capital stock of ITP Benelli S.p.A., formerly known as ITP Impianti e Tecnologie di Processo S.p.A., an Italian corporation ("ITP") in exchange for 34,000,000 shares of our common stock par value $0.001 issued to ITP-Lux which represent 94% of our issued and outstanding capital stock as of and immediately after the consummation of the transactions contemplated by the Share Exchange Agreement.

On April 29, 2011, we closed the Share Exchange Agreement (the "CLOSING") and acquired all of the issued and outstanding shares of ITP. In connection with the Closing, on April 29, 2011, Charles El-Moussa resigned as our President, Chief Executive Officer, Secretary, and Treasurer and we appointed Manfredi Mazziotti di Celso as our President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer.

Charles El-Moussaa wishes to resign as a director of our company and we wish to appoint Manfredi Mazziotti di Celso, Gianfranco Turrini and Andrea Bardavid as directors of our company (the "CHANGE IN DIRECTORS"). The Change in Directors will result in a change in the majority of our directors. The Change in Directors will be effective ten (10) days after the filing of this Information Statement with the Securities and Exchange Commission (the "SEC") and its mailing or delivery to all of our shareholders in compliance with Section 14(f) of the Exchange Act and Rule 14f-1 or Regulation 14E thereunder.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date that a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

THIS  INFORMATION  STATEMENT  IS  REQUIRED  BY SECTION  14(F) OF THE  SECURITIES
EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF MANFREDI MAZZIOTTI DI CELSO, GIANFRANCO TURRINI AND ANDREA BARDAVID TO THE BOARD OF DIRECTORS UPON THE EFFECTIVE DATE. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THIS INFORMATION STATEMENT. PROXIES ARE NOT BEING SOLICITED, AND YOU ARE NOT REQUESTED TO SEND OUR COMPANY A PROXY. YOU ARE URGED TO READ THIS INFORMATION STATEMENT CAREFULLY, BUT YOU ARE NOT REQUIRED OR REQUESTED TO TAKE ANY ACTION IN CONNECTION WITH THIS INFORMATION STATEMENT.

                                VOTING SECURITIES

We are authorized to issue up to 41,666,667 shares of common stock, par value $0.001 per share and we are authorized to issue up to 8,333,333 preferred shares par value $0.001. On April 29, 2011 and after giving effect to the consummation of the transactions contemplated in the Share Exchange Agreement, there were 36,107,500 shares of our common stock issued and outstanding. No shares of preferred stock have been issued.

Each share of issued and outstanding common stock entitles the holder thereof to fully participate in all stockholders' meetings, to cast one vote on each matter with respect to which stockholders have the right to vote, and to share ratably in all dividends and other distributions declared and paid with respect to the common stock, as well as in the net assets of the corporation upon liquidation or dissolution. Holders of our common stock do not have cumulative voting rights.

                          SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of April 29, 2011 and after giving effect to the consummation of the Share Exchange Agreement, by (i) each person or group who is known by us to beneficially own more than 5% of our common stock; (ii) each director; (iii) our president, our chief executive officer and each other executive officer whose cash compensation for the most recent fiscal year exceeded $100,000 and (iv) all such executive officers and directors as a group. Except as indicated in the footnotes to this table, the persons named in the table to our knowledge have sole voting and investment power with respect to all shares of securities shown as beneficially owned by them. The information in this table is based upon 36,107,500 shares of common stock outstanding.

                                              Amount and Nature of    Percent
Name and Address of Beneficial Owner          Beneficial Ownership    of Class
------------------------------------          --------------------    --------
OWNERS OF MORE THAN 5%
  Manfredi Mazziotti di Celso (1)                 34,000,000            94%
  Via Federico Zuccari 4, 00153 Rome, Italy

DIRECTORS AND OFFICERS (2)
  Charles El-Moussa                                  100,000          Less than
  5100 Westheimer, Suite 200                                          1% (0.28%)
  Houston, TX, 77056

  Manfredi Mazziotti di Celso (1)                 34,000,000            94%
  Via Federico Zuccari 4, 00153 Rome, Italy

  Gianfranco Turrini                                      --            --
  Via Federico Zuccari 4, 00153 Rome, Italy

  Andrea Bardavid                                         --            --
  Via Federico Zuccari 4, 00153 Rome, Italy

ALL DIRECTORS AND OFFICERS AS A GROUP             34,000,000            94%

----------
(1) The shares are held indirectly by Mr. Mazziotti and his family through their control and ownership of 100% of the equity of ITP Lux, which is issued in bearer form.
(2) Charles El-Moussa resigned as officer on April 29, 2011, and will no longer be a director as of the effective date. On such date Manfredi Mazziotti di Celso, Gianfranco Turrini and Andrea Bardavid will be directors.

CHANGES IN CONTROL

We do not have any change of control or retirement arrangements with our executive officers.

                                CHANGE OF CONTROL

Upon the Closing, ITP-Lux acquired control of our company. For additional information on the Share Exchange Agreement, please see the discussion on Page 1 and our Form 8-K filed on EDGAR on December 30, 2010.

                        DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth information about the individuals who will become our directors on the Effective Date. The table also sets forth information as to our officers. Mr. Manfredi Mazziotti di Celso was appointed as an officer on April 29, 2011:

Name                          Age                   Position
----                          ---                   --------
Manfredi Mazziotti di Celso   59      Director, President, Secretary, Treasurer,
                                      Chief Executive Officer,and Chief
                                      Financial Officer

Gianfranco Turrini            72      Director

Andrea Bardavid               39      Director

All our current officers and nominee directors are residents of Italy. As a result, it may be difficult for investors to effect service of process within the United States upon any of them or to enforce court judgments obtained against them in the United States courts.

The following is a summary of the biographical information of our current officers and nominated directors:

MANFREDI MAZZIOTTI DI CELSO in addition to being a nominated member of our board of directors, he has also been designated as our future president, chief executive officer, chief financial officer, secretary and treasurer. He is currently the founder and general manager of ITP and together with his family, is our indirect controlling shareholder. During the last five years, Mr. Mazziotti acted as general manager of ITP, developing ITP in Italy and abroad expanding the company's structure and markets in the U.S., Egypt, the Far East, Byelorussia and Russia. He is not a director of any other publicly traded company. Mr. Mazziotti graduated in mechanical engineering at the University of Rome in 1976.

GIANFRANCO TURRINI is also director and vice president of ITP. During the last five years, Mr. Turrini acted as director and vice president of ITP and is and was responsible for the management of ITP's growth from ITP S.r.l., to ITP S.p.A. and now to ITP Benelli S.p.A. He is not a director of any other publicly traded company. Mr. Turrini graduated in chemical engineering at the University of Milan in 1963.

ANDREA BARDAVID has been nominated as an independent director to our board of directors. During the last five years, Mr. Bardavid acted as managing partner of Todah S.r.l., a corporate finance and investment firm of which he is founding partner. He is not a director of any other publicly traded company. Mr. Bardavid graduated in Economics at Bocconi University of Milan in 1998.

FAMILY RELATIONSHIPS

Mr. Manlio Mazziotti di Celso, the father of Mr. Manfredi Mazziotti di Celso, our president, treasurer, secretary, chief executive officer, chief financial officer, indirect controlling shareholder and general manager of ITP, our wholly owned subsidiary, is the president and a member of the Board of Directors of ITP, our wholly owned subsidiary.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws. Except as set forth in our discussion below in "Certain Related Transactions - Transactions with Related Persons," none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

                              CORPORATE GOVERNANCE

DIRECTOR INDEPENDENCE

Our nominated directors have expressed that following the Effective Date the new board of directors expects to conclude that Mr. Andrea Bardavid will be deemed independent, as the term "independent" is defined by the rules of the New York Stock Exchange and Rule 10A-3 of the U.S. Securities Exchange Act of 1934, as amended.

BOARD COMMITTEES

As of this date, our board of directors has not appointed a nominating committee, audit committee or compensation committee, or committees performing similar functions nor does it have a written nominating, compensation or audit committee charter. Our board of directors does not presently believe that it is necessary to have such committees because it believes the functions of such committees can be adequately performed by the board of directors. Further, we are not a "listed company" under SEC rules and thus is not required to have a compensation or nominating committee nor are we required to have an "audit committee financial expert" as such term is defined in the rules promulgated under the Securities Act and the Exchange Act. The functions ordinarily handled by these committees are currently handled by the entire board of directors. The new board of directors intends, however, to review the governance structure and institute board committees as necessary and advisable in the future, to facilitate the management of our business. Further, prior to seeking the listing of our shares in any securities exchange, in order to satisfy various listing requirements, our board of directors will require to be restructured, the number of our directors increased and various committees formed, among other requirements. At this time, the nominated directors have expressed the intention to designate Mr. Andrea Bardavid as the sole member of our Audit Committee following the Effective Date.

CODE OF BUSINESS CONDUCT AND ETHICS

As of the date of this Information Statement, we have not adopted a corporate code of business conduct and ethics.

                 CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

TRANSACTIONS WITH RELATED PERSONS

On March 26, 2010, ITP acquired from Giovanna Mazziotti di Celso, Mr. Manfredi Mazziotti's mother, certain lots of undeveloped land of approximately 378,000 square feet, located in Monte Cremasco, Italy, for approximately $1,125,600 (or
(euro) 840,000). Concurrently with said acquisition, an independent appraisal estimated the fair market value of the land together with the incurred development costs to be of approximately $3,718,638 (or (euro) 2,775,103). Following the land acquisition, ITP incurred development expenses of approximately $600,000. The land acquisition was financed by ITP with a bank loan from Cariparma.

During 2010, Manfredi Mazziotti di Celso, our CEO and member of our board of director, founder, controlling stockholder and general manager of ITP, received a bonus advance of approximately $53,600 (or (euro) 40,000).

On March 21, 2011, pursuant to the terms of the reverse acquisition agreement, we cancelled 3,166,670 shares of common stock (on a post reverse stock split basis) previously granted to Mr. El-Moussa, who at the time was our sole director, president, secretary, treasurer and chief executive officer.

As described elsewhere in this Information Statement, the founder of ITP, who is also member of our board of directors and CEO and ITP's General Manager, indirectly owns and controls with his family ITP-Lux, our principal and controlling stockholder, through his ownership and control of 100% of the shares of ITP-Lux.

INSIDER TRANSACTIONS POLICIES AND PROCEDURES

Our board of directors is charged with reviewing and approving all potential related party transactions. All such related party transactions must then be reported under applicable SEC rules. We have not adopted other procedures for review, or standards for approval, of such transactions, but instead review them on a case-by-case basis.

                       EXECUTIVE AND DIRECTOR COMPENSATION

The following is a summary of the compensation we paid to our chief executive officers, for the last three fiscal years ended December 31, 2010, 2009 and 2008.

                                                                      Non-Equity     Nonqualified
 Name and                                                             Incentive        Deferred
 Principal                                      Stock      Option        Plan        Compensation    All Other
 Position          Year   Salary($)  Bonus($)  Awards($)  Awards($)  Compensation($)  Earnings($)  Compensation($)  Totals($)
 --------          ----   ---------  --------  ---------  ---------  ---------------  -----------  ---------------  ---------
Manfredi Mazziotti  2010  $280,000   $105,000     --         --           --              --         $81,000(1)     $466,000
di Celso            2009  $ 97,000         --     --         --           --              --         $49,000(2)     $246,000
President, CEO,     2008  $175,000         --     --         --           --              --         $25,000(2)     $200,000
CFO, Secretary,
Treasurer, Founder
and ITP General Manager

Simona Spreca       2010  $ 98,000         --     --         --           --              --         $ 9,000(3)     $107,000
Chief Executive     2009  $ 75,000         --     --         --           --              --         $ 9,000(3)     $ 84,000
Officerand Director 2008  $ 70,000         --     --         --           --              --         $ 9,000(3)     $ 79,000
of ITP Benelli S.p.A.

Roberto Collinelli  2010  $196,000         --     --         --           --              --         $25,000(3)     $221,000
Sales Manager and   2009        --         --     --         --           --              --              --              --
Director of ITP     2008        --         --     --         --           --              --              --              --
Benelli S.p.A.

PierLuigi Oresti    2010  $154,000         --     --         --           --              --         $25,000        $179,000
Director of         2009  $154,000         --     --         --           --              --         $25,000        $179,000
Operations and      2008  $107,000         --     --         --           --              --         $19,000        $126,000
Director of ITP
Benelli S.p.A.

Charles El-Moussa   2010        --         --     --         --           --              --              --              --
former CEO          2009        --         --     --         --           --              --              --              --
                    2008        --         --     --         --           --              --              --              --

Rafeh Hulays        2010        --         --     --         --           --              --              --              --
former CEO          2009        --         --     --         --           --              --              --              --
                    2008        --         --     --         --           --              --              --              --

----------
(1) Includes insurance, housing improvements (being expensed over 5 years), usage of ITP's vehicles and usage of a yacht owned by a ITP's subsidiary and other benefits.
(2) Includes insurance, usage of ITP's vehicles and usage of a yacht owned by a ITP's subsidiary and other benefits.
(3)  Includes insurance, vehicles, cell phones, laptops and other benefits.

On April 29, 2011, we acquired ITP in a reverse acquisition transaction that was structured as a share exchange and in connection with such transaction, Mr. Manfredi Mazziotti was nominated to become a member of our board of directors and became our President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer. Prior to the consummation of the reverse acquisition, Mr. Charles El-Moussa served as our sole director, President, Secretary, Treasurer and Chief Executive Officer since September 12, 2008. The compensation shown in the table above includes amounts Mr. El-Moussa received from us prior to the consummation of the reverse acquisition. On September 12, 2008, we granted to Mr. El-Moussa 7,840,000 shares of our common stock as director and officer compensation. Of this amount, as part of the reverse acquisition transaction and the reverse stock split effected on March 21, 2011, we cancelled 3,166,670 shares of common stock (on a post reverse stock split basis) previously granted to Mr. El-Moussa. Prior to September 12, 2008, Mr. Rafeh Hulays acted as our President, Treasurer, Secretary and Director but he was not paid any compensation in the fiscal year ended September 31, 2008.

COMPENSATION DISCUSSION AND ANALYSIS

We do not have any employment agreements with any of our executive officers or directors. We strive to provide our executive officers with a competitive base salary that is in line with their roles and responsibilities when compared to peer companies of comparable size in similar locations.

It is not uncommon for Italian private companies to have base salaries as the sole form of compensation. The base salary level is established and reviewed based on the level of responsibilities, the experience and tenure of the individual and the current and potential contributions of the individual. The base salary is compared to the list of similar positions within comparable peer companies and consideration is given to the executive's relative experience in his or her position. Base salaries are reviewed periodically and at the time of promotion or other changes in responsibilities.

Under applicable Italian employment law, all employees based in Italy (including our directors and executive officers) are entitled to receive a severance payment at the time of termination of their employment relationship. Generally, this mandatory severance payment is equal to the amount resulting from multiplying the number of years of employment of the employment relationship being severed, times the amount of the last monthly base salary applicable to such employee. ITP reserves these amounts that are recorded in our Consolidated Financial Statements as "Post-employment benefits obligations". As of December 31, 2010, the amount of accumulated severance liabilities of ITP was $1,418 million. These liabilities will become due at the time of employment termination for each employee.

We plan to implement a more comprehensive compensation program, which takes into account other elements of compensation, including, without limitation, short and long term compensation, cash and non-cash, and other equity-based compensation such as stock options. We expect that this compensation program will be comparable to the programs of our peer companies and aimed to retain and attract talented individuals.

We  will  also  consider  forming  a  compensation   committee  to  oversee  the
compensation of our named executive officers. The majority of the members of the compensation committee would be independent directors.

COMPENSATION OF DIRECTORS

The following is a summary of the compensation we paid to our directors during the fiscal year ended December 31, 2010.

                         Fees                              Non-Equity      Nonqualified
                        Earned                             Incentive         Deferred
                       Paid in      Stock      Option        Plan          Compensation      All Other
    Name               Cash($)     Awards($)  Awards($)  Compensation($)    Earnings($)    Compensation($)   Total($)
    ----               -------     ---------  ---------  ---------------    -----------    ---------------   --------
Simona Spreca          $ 98,000        --        --            --              --            $ 9,000         $107,000
Chief Executive
Officer and Director
of ITP Benelli S.p.A.

Roberto Collinelli     $196,000        --         --           --              --            $25,000         $221,000
Sales Manager and
Director of ITP
Benelli S.p.A.

PierLuigi Oresti       $154.000        --         --           --              --            $25,000         $179,000
Director of
Operations and
Director of ITP
Benelli S.p.A.

Charles El-Moussa           --         --         --           --              --                --                --
former director

The compensation shown in the table above includes amounts Mr. El-Moussa received from us prior to the consummation of the reverse acquisition. On September 12, 2008, we granted to Mr. El-Moussa 7,840,000 shares of our common stock as director and officer compensation. Of this amount, as part of the reverse acquisition transaction and the reverse stock split effected on March 21, 2011, 3,166,670 shares of common stock (on a post reverse stock split basis) previously granted to Mr. El-Moussa were cancelled.

Directors who are also our executive officers do not receive any additional compensation for their services as directors.

As of the date of this Information Statement, we have no formal or informal arrangements or agreements to compensate our directors for services they provide as directors. We plan to implement a compensation program for our independent directors, as and when they are appointed, which we anticipate will include such elements as an annual retainer, meeting attendance fees and stock options. The details of that compensation program will be negotiated with each independent director.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on our review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended September 30, 2010, our executive officers, directors and greater than 10% stockholders were in compliance with the reporting requirements of Section 16(a) under the Exchange Act.

                       WHERE YOU CAN FIND MORE INFORMATION

Our company files reports with the SEC. These reports include annual reports, quarterly reports as well as other information required to be filed pursuant to securities laws. You may read and copy materials we file with the SEC at the SEC's Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.

ITP ENERGY CORPORATION


/s/ Manfredi Mazziotti di Celso
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Manfredi Mazziotti di Celso
Chief Executive Officer
Dated: May 5, 2011

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